Exhibit 99.2

VEON Notes Kyivstar Group Publication of Selected
Full Year 2025 Financial Information

Dubai, January 28, 2026 — VEON Ltd. (Nasdaq: VEON) (“VEON”) notes that Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) ( “Kyivstar” or “the Group”), Ukraine’s leading digital operator, has announced the Group’s preliminary estimates of selected unaudited financial information for the year ended December 31, 2025 compared to the Group’s actual financial results for the year ended December 31, 2024.

Based on information currently available to management, and subject to uncertainties, for the year ended December 31, 2025, the Group estimates that:

•        Revenue growth, measured in U.S. dollars, will fall within the low and high range of 24% and 26% on a year-on-year basis as compared to December 31, 2024.

•        Adjusted EBITDA growth, measured in U.S. dollars, will fall within the low and high range of 24% and 26% on a year-on-year basis as compared to December 31, 2024.

•        Capex Intensity for the year ended December 31, 2025 will fall within the low and high range of 29% and 31%.

Building on Kyivstar Group’s preliminary FY25 estimates, which exceed the 2025 Outlook provided with the Group’s 3Q25 results on November 10, 2025, and supported by continued strong execution across VEON’s other operating companies, VEON management expects this positive momentum to carry through at the VEON Group level. Accordingly, VEON now anticipates delivering results above the 2025 Outlook previously communicated with its own 3Q25 disclosure on November 10, 2025.

About Kyivstar Group Ltd.

Kyivstar Group Ltd. (“Kyivstar”, the “Group”) is a Nasdaq-listed holding company that operates JSC Kyivstar, the country’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. The Group’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity.

Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine between 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. For more information, please visit https://investors.kyivstar.ua.

Nasdaq tickers: KYIV; KYIVW

About VEON Group Ltd.

VEON is a digital operator that provides connectivity and digital services to nearly 150 million connectivity and over 140 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

Disclaimers

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to, among other things, VEON Ltd.’s financial performance for the full year ended December 31, 2025, Kyivstar Group’s preliminary year-over-year growth numbers, as well as Kyivstar Group’s ability to achieve anticipated results and business objectives. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to VEON Ltd.’s financial performance for the full year ended December 31, 2025, Kyivstar Group’s preliminary year-over-year growth numbers, as well as Kyivstar Group’s ability to achieve anticipated results and business objectives, among others discussed in the section entitled “Risk Factors” included in VEON’s 2024 Form 20-F filed with the SEC on April 25, 2025 and other public filings made by VEON with the SEC, as well as the final prospectus filed by Kyivstar Group with the U.S. Securities and exchange Commission (“SEC”) on December 18, 2025, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar Group.

The preliminary financial results presented in this press release are based on Kyivstar’s current estimates and are subject to completion of Kyivstar’s financial closing procedures and the audit by Kyivstar’s independent registered public accounting firm. Kyivstar’s actual results may different materially from these preliminary estimates as a result of the completion of year-end closing procedures, final adjustments, and other developments that may arise between now and the time the financial results are finalized. These preliminary results should not be viewed as a substitute for full audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

Kyivstar cannot provide a reconciliation of the non-IFRS measures Adjusted EBITDA and Capex Intensity for the year ended December 31, 2025 without unreasonable effort, given that Kyivstar is unable to estimate the amounts of certain components of the IFRS profit (loss) for the period, including income taxes and net gain (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment. Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be with regard to the expense or income that may ultimately be recognized in the year ended December 31, 2025.

Contact Information

VEON Group Ltd.
Hande Asik
Chief Strategy and Communications Officer
pr@veon.com

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